PAGE 1
                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                               FORM 11-K

                             ANNUAL REPORT

[X] Annual Report Pursuant to Section15(d) of the Securities Exchange Act of 1934 [Fee Required]

              For the Fiscal Year Ended December 31, 1993

                                  or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                For the Transition Period from       to
                                               ------   ------
                        Commission File Number
                                              -----------------
a.   Full title of the Plan:

                    NORTH AMERICAN VAN LINES, INC.
                    EMPLOYEE SAVINGS PLAN AND TRUST
                             P.O. Box 988
                         Fort Wayne, IN  46801

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     NORFOLK SOUTHERN CORPORATION
                        Three Commercial Place
                          Norfolk, VA  23510

                             PEPSICO, INC.
                        700 Anderson Hill Road
                          Purchase, NY  10577

                         VANGUARD INDEX TRUST
                       Vanguard Financial Center
                        Valley Forge, PA  19482

                      FIDELITY DAILY INCOME TRUST
                   Fidelity Distributors Corporation
                         The Fidelity Building
                         82 Devonshire Street
                           Boston, MA  02109

                        GUARANTEED INCOME FUND
            The Massachusetts Mutual Life Insurance Company
                           1295 State Street
                        Springfield, MA  01111

Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              NORTH AMERICAN VAN LINES, INC.
                              Employee Savings Plan and Trust


Date:   March 24, 1994        By:  /s/ John Bowman
     ---------------------       ------------------------------
                                 John Bowman
                                 Vice President-Human Resources
                                 North American Van Lines, Inc.

                    NORTH AMERICAN VAN LINES, INC.


                    EMPLOYEE SAVINGS PLAN AND TRUST





                             ANNUAL REPORT

                      December 31, 1993 and 1992





                          BOARD OF DIRECTORS
                          ------------------
                    David R. Goode, Chairman
                    John R. Turbyfill
                    R. Alan Brogan




                               OFFICERS
                               --------
                    Gerald A. Burns, Secretary

                    NORTH AMERICAN VAN LINES, INC.


                    EMPLOYEE SAVINGS PLAN AND TRUST


                           TABLE OF CONTENTS





                                                           Electronic
                                                           Submission
Portion of Form 11-K hereby filed electronically:          Page Number
- ------------------------------------------------           -----------

Facing sheet - Form 11-K                                        1
Facing sheet Signature Page - Form 11-K                         2
Cover page of Annual Report                                     3
Table of Contents of Annual Report                              4
Independent Auditors' Report                                    5
Exhibit Index                                                   6
Exhibit 1 - Consent of Independent Auditors                     7



Portion of Form 11-K filed under the cover of Form SE on March 28, 1994:
- -----------------------------------------------------------------------

                                                              Page
                                                              ----
Statements of Net Assets Available for Benefits                 4
Statements of Changes in Net Assets Available for Benefits      5
Notes to Financial Statements                                   6

                                                             Schedule
                                                             --------
Assets Held for Investment Purposes at December 31, 1993        1
Schedule of Assets Acquired and Disposed of During the Year     2
Nonexempt Transactions                                          3
Loans or Fixed Income Obligations                               4
Leases in Default or Classified as Uncollectable                5
Reportable Transactions                                         6

                     Independent Auditors' Report
                     ----------------------------

The Plan Administrator
North American Van Lines, Inc.
  Employee Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of North American Van Lines, Inc. Employee Savings Plan and Trust as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of North American Van Lines, Inc. Employee Savings Plan and Trust as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   /s/ KPMG Peat Marwick



Chicago, Illinois
March 18, 1994

                           INDEX OF EXHIBITS


Electronic
Submission
Exhibit
Number                  Description               Page Number
- ----------  -----------------------------------   -----------
   1        Consent of Independent Auditors            7

                                                       EXHIBIT 1



                    Consent of Independent Auditors
                    -------------------------------



The Board of Directors
Norfolk Southern Corporation:

The Plan Administrator
North American Van Lines, Inc.
  Employee Savings Plan and Trust:

We consent to incorporation by reference in registration statement No. 33-556 on Form S-8 of Norfolk Southern Corporation of our report dated
March 18, 1994, relating to the statements of net assets available for the plan benefits of North American Van Lines, Inc. Employee Savings
Plan and Trust as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related financial statement schedules, which report appears in the December 31, 1993 annual report on Form 11-K of North American Van Lines, Inc. Employee Savings Plan and Trust.



                                   /s/ KPMG Peat Marwick



Chicago, Illinois
March 25, 1994